AGNICO EAGLE AND KIRKLAND LAKE GOLD REMIND SHAREHOLDERS TO VOTE
"FOR" THEIR PROPOSED MERGER

  Deadline for Agnico shareholders to vote is 10:00 a.m. EST on November 24, 2021
  Deadline for Kirkland shareholders to vote is 11:00 a.m. EST on November 24, 2021
  Holders of Kirkland CHESS Depositary Interests must submit their voting instructions before 11:00 a.m. EST on November 23, 2021.

Toronto (November 19, 2021) - Agnico Eagle Mines Limited (TSX:AEM, NYSE:AEM) ("Agnico Eagle" or "Agnico") and Kirkland Lake Gold Ltd. (TSX:KL, NYSE:KL, ASX:KLA) ("Kirkland Lake Gold" or "Kirkland") would like to thank shareholders who have already voted "FOR" their previously announced merger of equals and remind other shareholders to vote "FOR" the transaction before their respective proxy cut-off deadlines.

The Meetings

The special meeting of Agnico Eagle shareholders will be held online at 10:00 a.m. (Toronto time) on November 26, 2021 in a virtual-only format via live webcast available online at https://virtual- meetings.tsxtrust.com/1233, password "agnico2021" (case sensitive). The special meeting of Kirkland Lake Gold shareholders will be held online at 11:00 a.m. (Toronto time) on November 26, 2021 in a virtual-only format via live webcast available online at https://virtual- meetings.tsxtrust.com/1231, password "kirkland2021" (case sensitive).

How to Vote

All shareholders are strongly encouraged to submit their completed forms of proxy or voting instruction forms or to vote over the internet or by other means, in each case, well in advance of the meetings and in accordance with the instructions in the joint management information circular dated October 29, 2021 and in the accompanying form of proxy or voting instruction form so that as many shares as possible are represented at the meetings.

Agnico shareholders must vote before 10:00 a.m. (Toronto time) on November 24, 2021. Kirkland shareholders must vote before 11:00 a.m. (Toronto time) on November 24, 2021. Holders of Kirkland CHESS Depositary Interests must submit their voting instructions before 11:00 a.m. (Toronto time) on November 23, 2021.

Shareholder Questions and Assistance

If Agnico Eagle shareholders have questions or need help with voting, please contact Laurel Hill Advisory Group by telephone at 1-877-452-7184 (toll-free in North America) or at 1-416-304-0211 (for collect calls outside of North America), or by email at assistance@laurelhill.com.

If Kirkland Lake Gold shareholders have questions or need help with voting, please contact Kingsdale Advisors by telephone at 1-877-659-1824 (toll-free in North America), at 1-800-155- 612 (toll-free in Australia) or at 1-416-867-2272 (collect calls outside of North America), or by email at contactus@kingsdaleadvisors.com.

About Agnico Eagle Mines Limited

Agnico Eagle is a senior Canadian gold mining company, producing precious metals from operations in Canada, Finland and Mexico. It has a pipeline of high-quality exploration and development projects in these countries as well as in the United States and Colombia. Agnico Eagle is a partner of choice within the mining industry, recognized globally for its leading environmental, social and governance practices. Agnico Eagle was founded in 1957 and has consistently created value for its shareholders, declaring a cash dividend every year since 1983.

About Kirkland Lake Gold Ltd.

Kirkland Lake Gold Ltd. is a low-cost senior gold producer operating in Canada and Australia that is targeting 1,300,000 - 1,400,000 ounces of production in 2021. The production profile of Kirkland Lake Gold is anchored by three high-quality operations, including the Macassa Mine and Detour Lake Mine, both located in Northern Ontario, and the Fosterville Mine located in the state of Victoria, Australia. Kirkland Lake Gold's solid base of quality assets is complemented by district scale exploration potential, supported by a strong financial position, extensive management expertise and an overriding commitment to safe, responsible mining.

For Further Information

For further information regarding Agnico Eagle, contact Investor Relations at info@Agnico Eagle.com or call (416) 947-1212.

For further information regarding Kirkland Lake Gold, contact Anthony Makuch, President, Chief Executive Officer & Director at tmakuch@kl.gold or call +1 416-840-7884; or Mark Utting, Senior Vice President, Investor Relations at mutting@kl.gold or call +1 416-840-7884.